Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087 Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

February 7, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Funds Trust (“Trust”)
	File Nos.:	File Nos. 333-278528 & 811-23952
	Funds:	Lincoln Sustainability Leaders Fund
Lincoln Market Leaders Value Fund
Lincoln Focused Equity Fund
Lincoln Mid Cap Growth Fund
Lincoln U.S. Small Cap Equity Fund
Lincoln Global Equity Fund
Lincoln Tactical Dividend Income Fund
Lincoln Flexible Bond Fund
Lincoln Income Fund
Lincoln Low Duration U.S. Government Securities Fund
(each a “Fund” collectively, the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below post-effective amendment to its registration statement filed on Form N-1A, as they relate solely to its series, the Funds.

The below amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below and was filed to add the Funds as new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
4	January 6, 2025	485APOS	0001193125-25-002092

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Funds. If and when the Trust decides to offer shares of the Funds, it will file another post-effective amendment to its registration statement.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087 Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Please contact me at the number indicated above with any questions regarding this application for withdrawal.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Stacey Angel
Teriana Griggs

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